April 30, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended March 31, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1999 and 1998, total revenues increased 7.4% from $659,862 to $708,343 and total expenses increased 18.7% from $413,659 to $490,804. Minority interest in income of real estate joint venture increased slightly from $24,788 to $25,649. As a result, net income decreased 13.3% from $221,415 to $191,890 for the three month period ended March 31, 1999, as compared to the same period in 1998. The increase in revenue can be attributed to an increase in rental income due to higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 83.3% for the three month period ended March 31, 1999 as compared to 81.2% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased by approximately $79,600 (23.5%) primarily as a result of increases in maintenance and repair, real estate tax, salaries and wages, workers compensation insurance expenses and property management fees, partially offset by a decrease in yellow pages advertising costs. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power and sweeping expenses increased as a result of the extraordinary snow removal costs associated with the blizzard that hit Illinois, where two of the Partnership's properties are located. General and administrative expenses remained relatively constant.

The General Partners plan to continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President